Exhibit 23.2

Consent of Independent Registered

Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 2 to the Registration Statement of Simmons First National Corporation (the “Company”) on Form S-4 of our report dated March 11, 2014, on our audits of the consolidated financial statements of Simmons First National Corporation as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, which report is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013. We also consent to the incorporation by reference of our report dated March 11, 2014, on our audit of the internal control over financial reporting of Simmons First National Corporation as of December 31, 2013, which report is included in such Annual Report on Form 10-K. We also consent to the references to our firm under the caption “Experts” in the prospectus.

/s/ BKD, LLP

Pine Bluff, Arkansas

September 29, 2014